
Mail Stop 3720

January 29, 2010

Via U.S. Mail and Fax
Herbert Parker
EVP and CFO
Harman International Industries, Inc.
400 Atlantic Street,
Suite 500
Stamford, CT 06901

> **RE: Harman International Industries, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed August 19, 2009 and**
> **Form 10-Q for the period ended September 30, 2009**
> **Filed October 29, 2009**
> **File No. 1-09764**

Dear Mr. Herbert:

      We have reviewed your filings and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.   In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 25

Inventory Valuation, page 26

1. We note you experienced deteriorating economic conditions and negative cash flow trends
   leading to a significant goodwill impairment charge in the fiscal year ending June 30, 2009.
   Please disclose and explain to us why those same conditions and trends did not result in
   material inventory markdowns, write-offs, or an increase in your inventory reserve.

Goodwill and Other Intangible Assets, page 26

2. We note that you took a significant goodwill impairment charge in fiscal year ending June
   30, 2009. You should expand your MD&A to discuss your expectations regarding your
   future operating results and liquidity as a result of taking an impairment charge. You
   should clearly explain to your investors, if true, that you expect that historical operating
   results will not be indicative of future operating results. You should also discuss the
   primary drivers in your assumptions that resulted in the goodwill impairment charge. For
   instance, did you significantly reduce projected future revenues or net cash flows or
   increase the discount rates? In addition, discuss whether and when you considered a
   recovery of the economy in your cash flow projections. Please provide us with your
   proposed disclosure in response to this comment.

Proxy Statement Incorporated by Reference into Part III
Compensation Discussion and Analysis, page 13

Role of Surveys and Benchmarking, page 15

3. We note that the Compensation and Option Committee used compensation data from a
   Towers Perrin Survey as an input when setting compensation levels for your named
   executive officers. In future filings, identify all of the companies that are considered for
   purposes of this benchmarking exercise. For further information, please see Question
   118.05 of the Compliance & Disclosure Interpretations, available on our website at
   http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Fiscal 2009 Equity Awards, page 20

4. We note that the performance measures for the Performance RSUs for fiscal year 2009 were
   operating income and the Global Footprint Index. In future filings, please disclose the
   quantitative performance targets that must be reached for payment to each officer. See Item
   402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is
   not required because it would result in competitive harm such that you may omit this
   information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your

response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director